AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 JUNE 2023
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
MXN 20 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	Borrowing	5-Apr-23	9-May-23	9-May-25	MXN 20.00	BNP Paribas
USD 25 million 'Light Up and Power Africa' Fixed Rate Callable Notes	Borrowing	11-Apr-23	25-Apr-23	25-Apr-28	USD 25.00	Wells Fargo Bank, NA
USD 50 million Fixed Rate Callable Notes	Borrowing	13-Apr-23	24-Apr-23	24-Apr-26	USD 50.00	Wells Fargo Bank, NA
INR 110 million Zero Coupon Notes	Borrowing	20-Apr-23	30-May-23	28-May-27	INR 90.26	Credit Agricole Corporate & Investment Bank
INR 166 million Fixed Rate Notes	Borrowing	24-Apr-23	15-Jun-23	16-Jun-28	INR 166.00	Credit Agricole Corporate & Investment Bank
USD 50 million Callable Zero Coupon Notes	Borrowing	9-May-23	23-May-23	23-May-43	USD 50.00	JP Morgan
USD 50 million Callable Fixed Rate Notes	Borrowing	10-May-23	19-May-23	19-May-26	USD 50.00	Credit Agricole Corporate & Investment Bank
HKD 100 million Fixed Rate Notes	Borrowing	11-May-23	19-May-23	19-May-24	HKD 100.00	Morgan Stanley
INR 310 million Zero Coupon Notes	Borrowing	19-May-23	29-Jun-23	30-Jun-27	INR 254.82	Credit Agricole Corporate & Investment Bank
ZAR 200 million Fixed Rate Notes	Borrowing	23-May-23	5-Jun-23	5-Jun-24	ZAR 200.00	Toronto Dominion
USD 25 million 'Improve the Quality of Life for People in Africa' Fixed Rate Callable Notes	Borrowing	31-May-23	16-Jun-23	16-Jun-28	USD 25.00	Wells Fargo Bank, N.A
NOK 1 billion Green Bond Fixed Rate Notes _Tap 1	Borrowing	6-Jun-23	13-Jun-23	9-Mar-28	NOK 1,000.00	Skandinaviska Enskilda Banken
CHF 100 million Fixed Rate Notes	Borrowing	8-Jun-23	5-Jul-23	5-JuL-28	CHF 100.00	Deutsche Bank
TZS 35 billion Fixed Rate Notes	Borrowing	13-Jun-23	21-Jun-23	21-Jun-24	TZS 35,000.00	Standard Chartered Bank
CNY 630 million Fixed Rate Notes	Borrowing	13-Jun-23	21-Jun-23	10-Jun-24	CNY 630.00	Deutsche Bank
JPY 200 million Callable Power Reverse Dual Currency Notes	Borrowing	15-Jun-23	6-Jul-23	6-Jul-38	JPY 200.00	Nomura Inter. Plc
ZMW 200 million Fixed Rate Notes	Borrowing	16-Jun-23	29-Jun-23	29-Jun-25	ZMW 200.00	BNP Paribas
NGN 5 billion Fixed Rate Notes	Borrowing	19-Jun-23	3-Jul-23	3-Jul-24	NGN 5,000.00	JP Morgan
NGN 5 billion Fixed Rate Notes _Tap 1	Borrowing	21-Jun-23	3-Jul-23	3-Jul-24	NGN 5,000.00	JP Morgan
TZS 35 billion Fixed Rate Notes _Tap 1	Borrowing	22-Jun-23	3-Jul-23	21-Jun-24	TZS 35,000.00	Standard Chartered Bank
JPY 150 million FX-Linked Dual Currency Fixed Rate Notes	Borrowing	30-Jun-23	18-Jul-23	18-Jul-43	JPY 150.00	SMBC Nikko Capital Markets Limited

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Matured ECP transactions

No ECP transactions matured during the Quarter.

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
USD 500 million Medium-Term Notes	6-Apr-93	6-Apr-93	6-Apr-23	USD 500.00
JPY 1 billion Capped FX-Linked Interest Rate Notes	11-Apr-03	24-Apr-03	24-Apr-23	JPY 1,000.00
AUD 50 million Fixed Rate Notes	19-May-11	26-May-11	26-May-23	AUD 50.00
IDR 47 billion Zero Coupon Notes	22-Feb-18	12-Apr-18	13-Apr-23	IDR 47,000.00
IDR 14.5 billion Fixed Rate Notes	19-Mar-19	25-Apr-19	26-Apr-22	IDR 14,500.00
INR 785 million Zero Coupon Notes	20-Mar-18	25-Apr-18	26-Apr-23	INR 785.00
IDR 48 billion Zero Coupon Notes	23-Mar-18	17-May-18	17-May-23	IDR 48,000.00
ZAR 61 million 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes	23-Mar-18	17-May-18	18-May-23	ZAR 61.00
INR 687.50 million 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes	18-Apr-18	29-May-18	30-May-23	INR 687.50
IDR 33 billion Zero Coupon Notes	9-May-18	7-Jun-18	8-Jun-23	IDR 33,000.00
INR 130 million 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes	5-Mar-19	11-Apr-19	12-Apr-23	INR 130.00
ZAR 18 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	16-Apr-19	28-May-19	26-May-23	ZAR 18.00
USD 3.1 billion 'Fight Covid-19 Social Bond' Fixed Rate	26-Mar-20	3-Apr-20	3-Apr-23	USD 3,100.00
SEK 2.5 billion 'Fight Covid-19 Social Bond' Fixed Rate	3-Apr-20	14-Apr-20	14-Apr-23	SEK 2,500.00
INR 360 million 'Integrate Africa' Zero Coupon Notes	21-May-21	1-Jun-21	1-Jun-23	INR 360.00

Buyback transactions

No bond buybacks during the Quarter.

Callable bonds

No call exercise during the Quarter.

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 30 June 2023.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

OMAR SEFIANI

Acting Treasurer